FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

CROW TECHNOLOGIES 1977 LTD.
(Translation of Registrant’s name into English)

57 Hamelacha Street, Holon, Israel.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information contained in this Form 6-K

Translation into English of a Notice of Annual General Meeting of the Shareholders of Crow Technologies 1977 Ltd., which was published in two Israeli daily newspapers on February 15, 2003 and mailed to our shareholders during the week of February 15, 2003.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2004	Crow Technologies 1977 Ltd. BY: /S/ Shmuel Melman —————————————— Shmuel Melman Chief Executive Officer

Crow Technologies 1977 Ltd.
P.C. 52003543-7

(the “Company”)

Notice of Annual General Meeting of the Shareholders of the Company
Under the Companies Regulations (Publication of Notice of General Meeting and Class Meeting in a Public Company),2000

Notice is hereby given of an annual general meeting of the shareholders of the Company, which will convene at the Company’s offices at 57 Hamelacha Street, Holon, on March 11, 2004 at 10:00 am.

1.	On the Agenda are resolutions with respect to the following matters:

1.1.	Discussion regarding the board of directors’ (the “Board”) report and the financial statements of the Company for the year ended December 31, 2002.

1.2.	Renewal of the current Board members’ services (Mr. Uri Bar-Ner will maintain his position as independent director pursuant to the law).

1.3.	Appointment of Mr. Alex Verber as independent director of the Company for another term.

1.4.	Ratification of the appointment of the accounting firm of Kost Forer Gabbay & Co. as the independent auditors of the Company for the year 2003 and thereafter until the next Annual General Meeting of the Company, and ratification of their fees, as determined by the Board.

1.5.	Further to the resolution of the Audit Committee and the Board of Directors of the Company, to approve the Service Agreement with Mr. Meir Jacobson – the chairman of the Board of the Company – according to which Mr. Jacobson is rendering to the Company his services with respect to management and negotiations of the Company with various banks and other financing entities, affective as of June 1, 2003.

1.6.	Replacing the current Articles of Association of the Company with a new Articles of Association (the “Proposed Articles”).

2.	The Required Majority:

2.1.	The majority required at the meeting for the approval of the resolutions described under Sections 1.2, 1.4, 1.5 above is a standard majority.

2.2.	The majority required at the meeting for the appointment of Mr. Alex Verber as independent director of the Company (resolution 1.3 above), is the majority of the shareholders present and voting at the meeting – provided that one of the following shall occur:

2.2.1.	Such majority at the meeting shall include at least a third of the votes of the shareholders, present at the meeting, who are not the controlling persons of the Company or who act on their behalf; when counting the entire votes of such shareholders, those who abstain shall not be considered.

2.2.2.	The sum of the opposing votes out of the shareholders referred to in subsection 2.2.1 above does not constitute more than one percent of the entire voting rights in the Company.

2.3.	The majority required at the meeting for the replacement of the Company’s Articles of Association (Section 1.6 above) is a majority of at least seventy five percent of the shareholders present during the voting.

3.	The record date for the purpose of determining the shareholders entitled to participate and vote at the general meeting as provided under Section 182(b) of the Companies Law, 1999, is February 23, 2003.

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4.	A quorum for the transaction of business at the meeting shall be present if there shall be present, in person or by proxy, two members who hold or represent shares constituting half (50%) of the voting rights at the Company. If after half an hour from the time set for the meeting, a quorum shall not be present, the meeting shall automatically adjourn for one week, at the same hour and same place, without giving notice thereof to the members. If in such adjourned meeting, a quorum shall not present within half an hour from the time set for the meeting, then the one member present, in person or by proxy, shall be deemed a quorum and the meeting shall be entitled to engage in the matters for which the original meeting was convened.

5.	A member may appoint a proxy to vote in its place. A proxy does not have to be a member of the Company. The appointment of a proxy will be in writing, executed by the person granting the proxy or by his attorney in fact, who was authorized for that purpose in writing, and if the person granting the proxy is a corporation, the appointment shall be executed by that corporation. A proxy and a power of attorney or another instrument (if there is such), or a notarized copy thereof, shall be deposited at the Company’s offices at its above mentioned address, at least 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. A proxy shall have no effect after 12 months from the date it was executed.

6.	The complete form of the proposed resolutions, including the form of the Proposed Articles, may be viewed – at the offices of the Company at its above mentioned address, on Sunday – Thursday between the hours 9:00 am – 1:00 pm, upon prior coordination. The telephone number at the offices of the Company is 972-3-5569937.

Sincerely yours,

Crow Technologies 1977 Ltd.

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